EXHIBIT 99.1
                                                                    ------------


                             MATERIAL CHANGE REPORT


1.       REPORTING ISSUER:

         Harvest Energy Trust
         2100, 330 - 5th Avenue S.W.
         Calgary, Alberta
         T2P 0L4

2.       DATE OF MATERIAL CHANGE:

         March 14, 2005

3.       NEWS RELEASE

         A press release disclosing the details outlined in this Material Change Report was issued by Harvest Energy Trust from Calgary, Alberta on March 14, 2005 and disseminated through the facilities of CCN Mathews.

4.       SUMMARY OF MATERIAL CHANGE:

         Harvest Energy Trust announces fourth quarter and full year 2004 financial and operating results.

5.       FULL DESCRIPTION OF MATERIAL CHANGE:

         Please see the attached Press Release as Schedule A.

         Also please see the attached unaudited financial statements as Schedule B as well as the Management's Discussion and Analysis as Schedule C.

6.       RELIANCE ON CONFIDENTIALITY PROVISIONS:

         Not Applicable

7.       OMITTED INFORMATION:

         None

8.       SENIOR OFFICER:

         For further information, please contact David Rain, Vice President and Chief Financial Officer of Harvest Energy Trust at #2100, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4, Telephone (403) 265-1178.

9.       DATE OF REPORT

         March 14, 2005